UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For April 12, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

      Suite 1010, 5255 Yonge Street, Toronto, Ontario, Canada  M2N 6P4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         	No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -	.]

Current Report
On April 9, 2002, Commercial Consolidators Corp. announced that its subsidiary, Tri-Vu Interactive Corp. ("Tri-Vu", also trading as "TVi") has formed a strategic alliance with Guest-Tek Ltd. ("Guest-Tek"), a leader in delivering full-service, broadband visitor-based networking solutions to businesses serving mobile users.

Current Report
On April, 12, 2002, Commercial Consolidators Corp. announced that Central Point Technologies, Inc. ("Central Point"), a division of La Societe Desig Inc. ("Desig"), has entered into a business partner relationship with Topado Systems Corporation(Topado) to represent and market the Desig suite of Property Management Systems and the Central Point portfolio of hospitality products in Central America.

Copy of the News Releases and BC FORMS 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.
   /s/ Gregory Burnett
Gregory Burnett, Secretary
Date:   April 12, 2002


Exhibit 1
News Release
April 9, 2002


COMMERCIAL CONSOLIDATORS CORP. ANNOUNCES STRATEGIC ALLIANCE WITH
GUEST-TEK LTD. TO THE HOSPITALITY INDUSTRY

TORONTO - April 09, 2002 - COMMERCIAL CONSOLIDATORS CORP. (CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt), is pleased to announce that its subsidiary, Tri-Vu Interactive Corp. ("Tri-Vu", also trading as "TVi") has formed a strategic alliance with Guest-Tek Ltd. ("Guest-Tek"), a leader in delivering full-service, broadband visitor-based networking solutions to businesses serving mobile users.

Through the alliance, Guest-Tek and TVi will promote Guest-Tek's plug-and-play high speed Internet access along with TVi's guestFX2 Interactive TV System to hotels and resorts in North, South, and Central America.

Guest-Tek's Chief Executive Officer, Paul Sullivan "TVi's solid, sustainable business model, which is very similar to Guest-Tek's, will be a key advantage as the companies seek to jointly expand their respective customer base in the Americas". Sullivan adds that, "Like Guest-Tek, TVi's approach is to provide hoteliers with complete control in delivering in-room entertainment services to their guests and a very high level of customization. As a result, hoteliers can realize the greatest return on investment".

"TVi and Guest-Tek have established a reputation for providing hospitality clients with reliable, quality products - and outstanding professional services to support those products. Both companies offer turnkey solutions that include design, installation, training and post-implementation support," says Commercial Consolidators Corp. CEO, Guy Jarvis.

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

ABOUT TRI-VU INTERACTIVE CORP.

Tri-Vu Interactive Corp., a wholly owned subsidiary of Commercial Consolidators Corp., specializes in providing customized interactive entertainment and information systems for the hospitality industry. The systems include a complete multimedia display of all hotel amenities as well a broad range of guest services including video-on-demand movies, TV Internet access, games, account review, express checkout and casino gaming help and tips.

ABOUT GUEST-TEK

Guest-Tek delivers broadband visitor-based networking (VBN) solutions to businesses serving mobile users. Their products provide fast and easy plug-and-play Internet access to end-users. They have installations at more than 100 hotels and are the preferred provider to Hyatt, Carlson and Fairmont Hotels. With headquarters in Calgary and Chicago, Guest-Tek has been serving hospitality and related industries since 1996. For more information, visit the Guest-Tek web site at www.guest-tek.com.

For further information, please contact investor relations at 1-800-968-1727;or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange Has Neither Approved Nor Disapproved The Information Contained Herein


Exhibit 2
News Release
April 12, 2002

COMMERCIAL CONSOLIDATORS ENTERS INTO A BUSINESS PARTNER RELATIONSHIP WITH TOPADO SYSTEMS CORPORATION

TORONTO - April 12, 2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC:AMEX; CCZ:CDNX; CJ9:Frankfurt), is pleased to announce that its subsidiary, Central Point Technologies, Inc. ("Central Point"), a division of La Societe Desig Inc. ("Desig"), has entered into a business partner relationship with Topado Systems Corporation (Topado) to represent and market the Desig suite of Property Management Systems and the Central Point portfolio of hospitality products in Central America.

Topado and its sister company Sisturesa are well-established and reputable hospitality solution providers with a base of over 55 hotel properties in Guatemala and Honduras, also catering to a large client base of restaurants.
  The Desig Property Management Systems (PMS) will become Topado's prime
PMS solution for the Central American marketplace, with a goal to upgrade all their customers to the Desig PMS over the next 2 years.

According to Mr. Andreas Kuestermann, President of Topado, "As the tourist industry is expanding in many Latin American countries, we are addressing significant revenue opportunities. For instance, Central Point will also become a technology or infrastructure standard as its software will be used to teach hospitality students at the Intecap national college in Guatemala".

"Central Point is quickly expanding its international presence and seeking additional profitable revenue streams", states Commercial Consolidators Corp.'s Chief Executive Officer, Mr. Guy Jarvis. "We are extremely pleased with this new market penetration in Central America".

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware, software and solutions) and consumer electronics to the Americas (North,
 South and Central). The Company's head office is located in Toronto, Ontario.

ABOUT CENTRAL POINT TECHNOLOGIES, INC.

Central Point Technologies, Inc. a wholly owned subsidiary of Commercial Consolidators Corp., offers a portfolio of Hospitality Solutions including property management systems, condo management systems, Internet on-line bookings, speech recognition telephone reservations, point-of-sales, back-office & call accounting system, as well as peripheral products.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer


Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-
looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein





Exhibit 3
BC FORM 53-901F
April 12, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1	REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
Suite 1010, 5255 Yonge Street,
Toronto, Ontario, Canada  M2N 6P4

ITEM 2	DATE OF MATERIAL CHANGE

April 9, 2002 and April 12, 2002

ITEM 3	PRESS RELEASE

Issued April 9, 2002 and April 12, 2002 at Vancouver, BC

ITEM 4	SUMMARY OF MATERIAL CHANGE

1. Commercial Consolidators Corp. announced that its subsidiary, Tri-Vu Interactive Corp. ("Tri-Vu", also trading as "TVi") has formed a strategic alliance with Guest-Tek Ltd. ("Guest-Tek"), a leader in delivering full-service, broadband visitor-based networking solutions to businesses serving mobile users.

2. Commercial Consolidators Corp. announced that Central Point Technologies, Inc. ("Central Point"), a division of La Societe Desig Inc.
 ("Desig", has entered into a business partner relationship with Topado Systems Corporation (Topado) to represent and market the Desig suite of Property Management Systems and the Central Point portfolio of hospitality products in Central America.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule "A" and "B"

ITEM 6	RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8	DIRECTOR/SENIOR OFFICER

Contact:	Greg Burnett
Telephone:	604-669-2615

ITEM 9	STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 12th day of April 2002.

"Greg  Burnett"
_______________________________
Greg Burnett
Director


SCHEDULE "A"

COMMERCIAL CONSOLIDATORS CORP. ANNOUNCES STRATEGIC ALLIANCE WITH
GUEST-TEK LTD. TO THE HOSPITALITY INDUSTRY

TORONTO - April 09, 2002 - COMMERCIAL CONSOLIDATORS CORP. (CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt), is pleased to announce that its subsidiary, Tri-Vu Interactive Corp. ("Tri-Vu", also trading as "TVi") has formed a strategic alliance with Guest-Tek Ltd. ("Guest-Tek"), a leader in delivering full-service, broadband visitor-based networking solutions to businesses serving mobile users.

Through the alliance, Guest-Tek and TVi will promote Guest-Tek's plug-and-play high speed Internet access along with TVi's guestFX2 Interactive TV System to hotels and resorts in North, South, and Central America.

Guest-Tek's Chief Executive Officer, Paul Sullivan "TVi's solid, sustainable business model, which is very similar to Guest-Tek's, will be a key advantage as the companies seek to jointly expand their respective customer base in the Americas". Sullivan adds that, "Like Guest-Tek, TVi's approach is to provide hoteliers with complete control in delivering in-room entertainment services to their guests and a very high level of customization. As a result, hoteliers can realize the greatest return on investment".

"TVi and Guest-Tek have established a reputation for providing hospitality clients with reliable, quality products - and outstanding professional services to support those products. Both companies offer turnkey solutions that include design, installation, training and post-implementation support," says Commercial Consolidators Corp. CEO, Guy Jarvis.

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

ABOUT TRI-VU INTERACTIVE CORP.

Tri-Vu Interactive Corp., a wholly owned subsidiary of Commercial Consolidators Corp., specializes in providing customized interactive entertainment and information systems for the hospitality industry. The systems include a complete multimedia display of all hotel amenities as well a broad range of guest services including video-on-demand movies, TV Internet access, games, account review, express checkout and casino gaming help and tips.

ABOUT GUEST-TEK

Guest-Tek delivers broadband visitor-based networking (VBN) solutions to businesses serving mobile users. Their products provide fast and easy plug-and-play Internet access to end-users. They have installations at more than 100 hotels and are the preferred provider to Hyatt, Carlson and Fairmont Hotels. With headquarters in Calgary and Chicago, Guest-Tek has been serving hospitality and related industries since 1996. For more information, visit the Guest-Tek web site at www.guest-tek.com.

For further information, please contact investor relations at 1-800-968-1727;or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange Has Neither Approved Nor Disapproved The Information Contained Herein



Schedule "B"

COMMERCIAL CONSOLIDATORS ENTERS INTO A BUSINESS PARTNER RELATIONSHIP
 WITH TOPADO SYSTEMS CORPORATION

TORONTO - April 12, 2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC:AMEX; CCZ:CDNX; CJ9:Frankfurt), is pleased to announce that its subsidiary, Central Point Technologies, Inc. ("Central Point"), a division of La Societe Desig Inc. ("Desig"), has entered into a business partner relationship with Topado Systems Corporation (Topado) to represent and market the Desig suite of Property Management Systems and the Central Point portfolio of hospitality products in Central America.

Topado and its sister company Sisturesa are well-established and reputable hospitality solution providers with a base of over 55 hotel properties in Guatemala and Honduras, also catering to a large client base of restaurants.
  The Desig Property Management Systems (PMS) will become Topado's prime
PMS solution for the Central American marketplace, with a goal to upgrade all their customers to the Desig PMS over the next 2 years.

According to Mr. Andreas Kuestermann, President of Topado, "As the tourist industry is expanding in many Latin American countries, we are addressing significant revenue opportunities. For instance, Central Point will also become a technology or infrastructure standard as its software will be used to teach hospitality students at the Intecap national college in Guatemala".

"Central Point is quickly expanding its international presence and seeking additional profitable revenue streams", states Commercial Consolidators Corp.'s Chief Executive Officer, Mr. Guy Jarvis. "We are extremely pleased with this new market penetration in Central America".

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware, software and solutions) and consumer electronics to the Americas (North,
 South and Central). The Company's head office is located in Toronto, Ontario.

ABOUT CENTRAL POINT TECHNOLOGIES, INC.

Central Point Technologies, Inc. a wholly owned subsidiary of Commercial Consolidators Corp., offers a portfolio of Hospitality Solutions including property management systems, condo management systems, Internet on-line bookings, speech recognition telephone reservations, point-of-sales, back-office & call accounting system, as well as peripheral products.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer


Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-
looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein